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13002860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission file number: 1-1070

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OLIN CORPORTATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OLIN CORPORATION
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2012 and 2011

(with supplemental information)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Table of Contents



EisnerAmper LLP
750 Route 202 South, Suite 500
Bridgewater, NJ 08807
T 908.218.5002
F 908.218.5009

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Olin Corporation
Contributing Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Bridgewater, New Jersey
June 25, 2013

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31,

	2012	2011
ASSETS		
Investments, at fair value		
Company stock	**$ 76,667,027**	$ 74,675,283
Mutual funds	**235,466,414**	205,761,263
Common/collective trusts	**148,823,789**	135,344,095
Self-directed brokerage	**9,130,864**	8,809,877
	470,088,094	424,590,518
Notes receivable from participants	**8,281,186**	9,387,779
Cash	**-**	9,072
Net assets available for benefits at fair value	**478,369,280**	433,987,369
Adjustment from fair value to contract value for fully benefit-responsive investment contract	**(4,388,270)**	(3,522,060)
Net assets available for benefits	**$ 473,981,010**	$ 430,465,309

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,

	2012	2011
Additions to (deductions from) net assets attributed to:		
Investment income (loss):		
Dividends and interest	$ 10,285,877	$ 10,037,864
Net realized/unrealized appreciation (depreciation) in fair value of investments	41,571,448	(12,632,005)
	51,857,325	(2,594,141)
Interest on notes receivable from participants	295,814	337,510
Contributions:		
Participant	15,169,793	14,124,288
Employer	19,203,831	18,324,231
Rollovers	781,401	1,069,758
	35,155,025	33,518,277
Administrative expenses	(447,269)	(290,520)
Benefits paid to participants	(43,345,194)	(32,793,018)
	(43,792,463)	(33,083,538)
Net increase (decrease)	43,515,701	(1,821,892)
Net assets available for benefits – beginning of year	430,465,309	432,287,201
Net assets available for benefits – end of year	$ 473,981,010	$ 430,465,309

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note (l)(d).)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

(d) Fair Value of Financial Instruments

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and expands related disclosures.

ASC 820 establishes a three level valuation hierarchy based upon observable and unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions.

The fair value hierarchy consists of three levels of inputs that may be used to measure fair value, as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 - Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the periods ended December 31, 2012 and December 31, 2011.

With the exception of the American Beacon Fund and the Artio International Equity Fund, shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year. Mutual funds held by the Plan are deemed to be actively traded.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

The American Beacon and the Artio International Funds are valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Certain common collective trusts are valued at the Net Asset Value ("NAV") of units of the trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. The objective of these index funds is to provide investment results similar to the overall common stocks included in the index. Participant transactions (purchases and sales) may occur daily. For all plan-related activity, at least 30 days' notice is required.

There is a common collective trust that invests primarily in stable value assets. This common collective trust is valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan. It is comprised of "Investment Contracts," entered into with insurance companies or financial institutions. Investment contracts may be "traditional" (backed by an insurance company's general account), or "synthetic" (backed by either direct or indirect ownership in high quality, marketable fixed-income securities). The funds' investments are managed to strive for credited rates that move generally in the direction of prevailing market rates. The trust has a plan level withdrawal restriction of 12 months from when the plan gives notice; however, the trustee may grant a withdrawal earlier than 12 months if there are sufficient cash assets in the fund to satisfy the withdrawal and if the trustee determines, in its absolute discretion, that the withdrawal is not detrimental to the best interests of the fund. Participant initiated withdrawals for benefit payments and transfers into noncompeting funds are made no later than 30 days after notice to the trustee. Participant initiated transfers into competing funds are also subject to the 30-day notice, and in addition, such transfers shall initially be made into an investment that does not compete with the fund for a period of at least 90 days.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and precluding transfers out of and into the fund within a minimum number of days. The mutual funds also monitor transaction data reported by ING in compliance with SEC Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self Directed Brokerage Account investments) according to the Plan provisions, any money transferred out cannot be transferred back into the original fund for seven calendar days.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 14,232,423	$ 14,569,592	$ -	$ 28,802,015
Fixed income funds	107,048,202	-	-	107,048,202
Total Return Fund	64,765,870	-	-	64,765,870
Large Cap Fund	-	11,329,811	-	11,329,811
Mid Cap Fund	7,719,442	-	-	7,719,442
Small Cap Fund	15,801,074	-	-	15,801,074
Total Mutual Funds	$ 209,567,011	25,899,403	-	$ 235,466,414
Common Collective Trusts				
Index Funds	-	71,297,677	-	71,297,677
Stable Value Fund	-	77,526,112	-	77,526,112
Total Common Collective Trusts	-	148,823,789	-	148,823,789
Common Stock				
Olin Corp Common Stock	76,667,027	-	-	76,667,027
Self-Directed Stock	9,130,864	-	-	9,130,864
Total Common Stock	85,797,891	-	-	85,797,891
Total investments, at fair value	$ 295,364,902	$ 174,723,192	$ -	$ 470,088,094

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Assets at Fair Value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 11,432,270	$ 12,315,570	$ -	$ 23,747,840
Fixed income funds	89,694,314	-	-	89,694,314
Total Return Fund	57,687,396	-	-	57,687,396
Large Cap Fund	-	10,338,197	-	10,338,197
Mid Cap Fund	8,840,406	-	-	8,840,406
Small Cap Fund	15,453,110	-	-	15,453,110
Total Mutual Funds	$ 183,107,496	22,653,767	-	$ 205,761,263
Common Collective Trusts				
Index Funds	-	61,380,840	-	61,380,840
Stable Value Fund	-	73,963,255	-	73,963,255
Total Common Collective Trusts	-	135,344,095	-	135,344,095
Common Stock				
Olin Corp Common Stock	74,675,283	-	-	74,675,283
Self-Directed Stock	8,809,877	-	-	8,809,877
Total Common Stock	83,485,160	-	-	83,485,160
Total investments, at fair value	$ 266,592,656	$ 157,997,862	$ -	$ 424,590,518

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan administrator evaluated the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

(e) Accounting Changes

In 2012, the Plan adopted FASB Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), effective for Plan years beginning after December 15, 2011. ASU 2011-04 amends ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Adoption of ASU 2011-04 did not have an effect on the financial statements.

(f) Payment of Benefits

Benefit payments are recorded when paid.

(g) Administrative Expenses

Participant accounts were charged $180,450 and $139,316 for redemption fees, loan fees, distributions fees and for financial advice services for the years ended December 31, 2012 and 2011, respectively.

Additionally, expenses such as trust fees, auditing fees, legal fees and miscellaneous administrative expenses paid by the Plan through the Plan Expense Reimbursement Account ("PERA")/ERISA expense account during the years ended December 31, 2012 and 2011 were $266,819 and $151,204, respectively.

Any expenses not paid by the Plan are paid by the Plan sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(h) Trust Fund Management

ING National Trust ("ING National") is the Plan trustee. Under the terms of the trust agreement with ING National, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under ING National, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant's account.

(1) Summary of Significant Accounting Policies (Continued)

(i) *Mutual Fund Fees*

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity, and thus are not separately identifiable as an expense.

(j) *Recordkeeper*

ING Institutional Plan Services, LLC is the recordkeeper for the Plan.

(k) *Custodians*

ING National is the custodian for the majority of the Plan's investments while certain investments are in custody of State Street Bank and Trust.

(l) *Reclassification*

Certain amounts in the 2011 financial statements and disclosures have been reclassified to conform to the presentation in the 2012 financial statements.

(2) Description of Plan

The Olin Corporation ("Olin", "Employer" or "Company") Contributing Employee Ownership Plan (the "Plan" or "CEOP") operates as an employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) *Eligibility and Contributions*

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States, or is a citizen of the United States performing services outside the United States at the request of the Employer.

On August 22, 2012, Olin completed the acquisition of KA Steel Chemicals, Inc. ("KA Steel"), which became a wholly owned subsidiary of Olin. KA Steel, Inc. is not a Participating Employer under the Plan, and therefore, employees of KA Steel are not eligible to participate in the Plan.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

The total maximum allowable employee contribution is 80% of eligible pay for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Participants may elect to opt out of the Plan or select a lower or higher contribution rate.

The IRC's total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $17,000 for 2012 and $16,500 for 2011. The amount of tax-deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"). Catch-up contributions are additional, tax-deferred contributions that eligible participants are permitted to make in excess of the IRS tax-deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Employer contributions, unless the sum of the employee's regular contribution percentage and catch-up contribution percentage is less than 6%.

The Employer matching contribution percentage is determined annually by the Company.

Effective January 1, 2012, for hourly employees who work at the Company's facility located in East Alton, IL, the Employer matching contribution was applied to employee contributions at 50% up to 6% of pay. For 2011, the Employer contribution was 100% on the first 3% of pay contributed to the Plan, plus 50% on the balance up to 6% of pay contributed to the Plan.

For 2012 and 2011, for hourly employees employed at the Company's facility located in Oxford, MS, the Employer matching contribution was 50% of the employee contributions up to 3% of pay contributed to the Plan.

For all other employees, the Employer matching contribution rate was 50% of employee contributions up to 6% of pay.

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employee's contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant's 65th birthday.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(c) Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers are limited only by the Plan imposed restriction that any money transferred out cannot be transferred back into the original fund for seven calendar days.

(d) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. In general, the Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of Service	Percentage Vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant's life expectancy exceeds fifteen years, the life expectancy of the participant.

The Company elected to continue to incorporate certain provisions into the CEOP, so that the CEOP was a "safe harbor" plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of Retirement Contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

All distributions shall be paid in cash; however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

(e) Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested account balance as of the valuation date coincident with or immediately preceding the date of the loan.

Prior to August 15, 2012, employees were permitted to have up to five outstanding loans at any time. Effective August 15, 2012, only one loan at any given time is permitted under the CEOP. Employees who, as of August 14, 2012, had one or more loans under the CEOP are permitted to maintain such loans after such date and continue to repay the loans under their existing terms. However, for these participants, after August 14, 2012, no other loans are permitted under the CEOP until all the current outstanding loans are been repaid.

The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan's financial statements. The term of a loan may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.25% in 2012 and 2011. The interest rate on new loans was 3.25% in 2012 and 2011. Delinquent notes receivable from participants are re-classed as distributions based upon the terms of the Plan document.

(f) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions were used to reduce the Employer's current cash contributions by $695,611 and $620,477 in the Plan years ended December 31, 2012 and 2011, respectively. Forfeitures that were unutilized as of December 31, 2012 and 2011 amounted to $148,865 and $115,668, respectively.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(4) Investments

The Plan's investments, which exceeded 5% of net assets available for Plan benefits as of December 31, 2012 and 2011, are as follows:

Description of investment		2012		2011
PIMCO Total Return Fund	$	64,765,870	$	57,678,396
Olin Corporation Common Stock*		77,053,309		74,981,411
NT Stable Asset Fund**		73,137,842		70,441,195
NT S & P 500 Index Fund		48,188,474		42,154,776

*Includes shares of Olin Corporation Common Stock held by participants through direct investment valued at $76,667,027 and $74,675,283 in the Olin Common Stock Fund and shares held in the Self Directed Brokerage Account valued at $386,282 and $306,128 on December 31, 2012 and 2011, respectively.

** The fair value of the NT Stable Asset Fund at December 31, 2012 and December 31, 2011 was $77,526,112 and $73,963,255, respectively.

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2012		2011
Common stock	$	7,671,925	$	(1,427,829)
Mutual funds		21,128,745		(9,922,992)
Common/collective trusts		12,072,361		(84,335)
Self-directed brokerage		698,417		(1,196,948)
	$	41,571,448	$	($12,632,005)

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2012 may not necessarily be indicative of amounts that could be realized in a current market exchange.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(6) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal. However; the Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the IRC.

On February 1, 2010, the Plan applied for a new favorable determination letter to the Internal Revenue Service. The Internal Revenue Service acknowledged receipt of the request in a letter to the Plan administrator dated February 24, 2010, but has not been in contact with the Plan since that date.

The Plan's recordkeeper discovered certain beneficiaries were receiving incorrect required minimum distribution amounts. The Plan sponsor filed with the Internal Revenue Service's ("IRS") Voluntary Correction Program on July 18, 2012. The Plan sponsor received a compliance statement from the IRS on September 20, 2012 with a resolution to satisfy the requirements of the IRS, and the Plan sponsor has corrected the failures and modified administrative procedures with the assistance of the Plan's recordkeeper.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31 2012, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7) Related Party/Party-in-Interest Transactions

Certain Plan investments are shares of Olin common stock. Therefore, transactions involving the Olin Common Stock Fund qualify as party-in-interest transactions. Certain investments are managed by ING National. ING National and State Street are the Plan custodians; therefore, the transactions qualify as party-in-interest transactions. Investment-related fees are reflected in the statements of changes in net assets available for benefits.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012, to Form 5500:

Net assets available for benefits per the financial statements	$ 473,981,010
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,388,270
Net assets available for benefits per the Form 5500	$ 478,369,280

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(8) Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011, to Form 5500:

Net assets available for benefits per the financial statements	$ 430,465,309
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,522,060
Net assets available for benefits per the Form 5500	$ 433,987,369

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2012, to Form 5500:

Total investment income per the financial statements	$ 51,857,325
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	
2012	4,388,270
2011	(3,522,060)
Total investment income per Form 5500	$ 52,723,535

The following is a reconciliation of investment income (loss) per the financial statements for the year ended December 31, 2011, to Form 5500:

Total investment loss per the financial statements	$ (2,594,141)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - 2011	3,522,060
Total investment income per Form 5500	$ 927,919

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
EIN 13-1872319, Plan No. 032
December 31, 2012

(a)	(b)	(c)		(e)
	Identity of issuer, borrower, lessor, or similar party	**Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value**		**Current value**
	Common Stock:			
*	Olin Corporation	Olin Corporation Common Stock	3,551,775 shares	$76,667,027
	Common Collective Trusts			
	Northern Trust Global Investments	NT Stable Asset Fund	5,883,740 units	77,526,112
	Northern Trust Global Investments	NT 400 Index Fund	140,023 units	16,935,494
	Northern Trust Global Investments	NT Russell 2000 Index Fund	51,738 units	6,173,709
	Northern Trust Global Investments	NT S&P 500 Index Fund	376,076 units	48,188,474
	Mutual Funds:			
	PIMCO	Total Return Fund	5,762,083 shares	64,765,870
	Artio	International Growth Fund	548,260 units	14,569,592
	American Beacon	Large Cap Value Fund	500,145 units	11,329,811
	American Funds	Large Cap Growth Fund	417,007 shares	14,232,423
	Lazard	Mid Cap Fund	616,569 shares	7,719,442
	Pennsylvania Mutual	Small Cap Fund	1,374,007 shares	15,801,074
	T. Rowe Price	Age Based Retirement Income Fund	527,595 shares	7,359,869
	T. Rowe Price	Age Based Retirement Income Fund - 2010	552,555 shares	9,100,569
	T. Rowe Price	Age Based Retirement Income Fund - 2015	1,184,244 shares	15,253,052
	T. Rowe Price	Age Based Retirement Income Fund - 2020	1,027,858 shares	18,378,103
	T. Rowe Price	Age Based Retirement Income Fund - 2025	1,125,229 shares	14,762,994
	T. Rowe Price	Age Based Retirement Income Fund - 2030	762,786 shares	14,431,905
	T. Rowe Price	Age Based Retirement Income Fund - 2035	744,699 shares	9,964,068
	T. Rowe Price	Age Based Retirement Income Fund - 2040	390,267 shares	7,450,184
	T. Rowe Price	Age Based Retirement Income Fund - 2045	453,859 shares	5,768,543
	T. Rowe Price	Age Based Retirement Income Fund - 2050	335,328 shares	3,574,586
	T. Rowe Price	Age Based Retirement Income Fund - 2055	95,288 shares	1,004,329
*	State Street Global Advisors	Self-Directed Brokerage Investment		9,130,864
				$470,088,094
	Notes receivable from participants	3.25% - 9.25%		$ 8,281,186

* Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26 2013

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee


S. E. Doughty


D. J. Enrico


D. M. Frye


D. C. Lockwood


K. L. Opel

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of EisnerAmper LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of the Olin Corporation on Form S-8 (No.333-176432) of our report, dated June 25, 2013, on our audits of the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan as of and for the years ended December 31, 2012 and 2011, which report is included in this Annual Report on Form 11-K filed on or about June 25, 2013.

EisnerAmper LLP

Bridgewater, New Jersey
June 25, 2013